Exhibit 4.58

MEMORANDUM OF AGREEMENT	Norwegian Shipbrokers' Association's Memorandum of Agreement for sale and purchase of ships. Adopted by BIMCO 1956. Code-name SALEFORM 2012 Revised 1966, 1983 and 1986/87, 1993 and 2012

Dated: 1st May 2016

Vega Inruda AS, Norway hereinafter called the "Sellers", and

NEWMONT CHARTERING LIMITED, of Marshall Islands, hereinafter called the "Buyers", have agreed to buy:

Name of vessel:	VEGA INRUDA

IMO Number:	9655676

Classification Society:	American Bureau of Shipping (ABS)

Class Notation:	+A1, (E), OSRV-2, OFFSHORE SUPPORT VESSEL, FIRE FIGHTING CLASS 1, +AMS, DPS-1

Year of Build:	2013	Builder/Yard:	Fujian, CHINA

Flag:	NIS	Place of Registration:	NORWAY	GRT/NRT:	1695/508

hereinafter called the "Vessel", on the following terms and conditions:

Definitions
"Banking Days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 (Purchase Price), in the place of closing stipulated in Clause 8
(Documentation) and in Norway, in Malta and Greece

"Buyers' Nominated Flag State" means Malta flag

"Class" means the class notation referred to above.

"Classification Society" means the Society referred to above.

"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter,
e-mail or telefax.

"Parties" means the Sellers and the Buyers.

"Purchase Price" means the price for the Vessel as stated in Clause 1 (Purchase Price).

"Sellers' Account" means ACC NO                  at the Sellers' Bank.

"Sellers' Bank" means

……………………….
SWIFT……………….
ACC. No……………..
IBAN:…………………

1.	Purchase Price

The Purchase Price is USD 9,500,000 (UNITED STATES DOLLARS NINE MILLION FIVE HUNDRED THOUSANDS)

2.	Deposit

As a security for the correct fulfilment of this Agreement the Buyers shall lodge a deposit of
10% (ten per cent) of the Purchase Price (the "Deposit") in an account for the Parties with the Deposit Holder within three (3) Banking Days after the date that:

(i)	this Agreement has been signed by the Parties and exchanged in original or by e-mail or telefax; and

(ii)	the Deposit Holder has confirmed in writing to the Parties that the account has been opened.

The Deposit shall be released in accordance with joint written instructions of the Parties interest, if any, shall be credited to the Buyers.  Any fee charged for holding and releasing the Deposit shall be borne equally by the Parties.  The Parties shall provide to the Deposit Holder all necessary documentation to open and maintain the account without delay.  In the event the Deposit Holder's administrative and/or documentary requirements can not be met to allow timely lodging of the Deposit, then at Sellers' option, the Deposit may be lodged with a mutually acceptable third party.

3.          Payment

On delivery of the Vessel, but not later than three (3) Banking Days after the Notice of
Readiness has been given in accordance with Clause 5 (Time and place of delivery and Notices):

(i)	the Deposit shall be released to the Sellers; and

(ii)	the balance of The Purchase Price and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be paid in full free of any charges to the Sellers.

4.          Inspections

a)* Buyers hereby waive inspection of the Vessel.  Buyers have inspected and accepted Vessel's Class records.  This sale is on an outright and definite basis, subject only to the terms and conditions of this Agreement.

b)* The Buyers shall have the right to inspect the Vessel's classification records and declare whether same are accepted or not within (state/date/period)

The Sellers shall make the Vessel available for inspection at/in  provide for inspection of the vessel at / in (state place/range) within (state date/period).

The Buyers shall undertake the inspection without undue delay to the Vessel.  Should the Buyers cause undue delay they shall compensate the Seller for the losses thereby incurred.
The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.

During the inspection, the Vessel's deck and engine log books shall be made available for examination by the Buyers.

The sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided that the Sellers receive written notice of acceptance of the Vessel from the Buyers within seventy two (72) hours after completion of such inspection or after the date/last day of the period stated in (Line 59), whichever is earlier.

Should the Buyers fail to undertake the inspection as scheduled and/or notice of acceptance of the Vessel's classification records and/or of the Vessel not be received by the Sellers as aforesaid, the Deposit together with interest earned, if any, shall be released immediately to the Buyers, where after this Agreement shall be null and void.

* 4a) and 4B) are alternatives; delete whichever is not applicable. In the  absence of deletions, alternative 4a) to apply.

5.	Time and place of delivery and notices
(a) The Vessel shall be delivered with tanks free of cargo and taken over safety afloat at sea or at a safe and accessible berth or anchorage at Worldwide range in the Sellers' option.

Expected time of delivery: 15th May 2016 to 15th June 2016 in Sellers' option

Cancelling Date (see Clauses 5(c), 6(a)(i), 6(iii) and 14): 15th April 2016 in Buyers' option

(b) The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with 15/10/7 and 3 days notice of the date the Sellers intend to tender Notice of Readiness and of the intended place of delivery.

When the Vessel is at the place of delivery and physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

(c) If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing a new Cancelling Date.  Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 (Sellers' Default) within three (3) Banking Days of receipt of the notice or of accepting the new date as the new Cancelling Date.  If the Buyers have not declared their option within three (3) Banking Days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new Cancelling Date and shall be substituted for the Cancelling Date stipulated in line 79.

If this Agreement is maintained with the new Cancelling Date all other terms and conditions hereof including those contained in Clauses 5(b) and 5(d) shall remain unaltered and in full force and effect.

(d) Cancellation, failure to cancel or acceptance of the new Cancelling Date shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 (Sellers' Default) for the Vessel not being ready by the original Cancelling Date.

(e) Should the vessel become an actual, constructive or compromised total loss before delivery the Deposit together with interest earned, if any, shall be released immediately to the Buyers where after this Agreement shall be null and void.

6.          Dry docking/Divers Inspection

(a)*	No dry docking

(i)
The Buyers shall have the option at their cost and expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel.  Such option shall be declared latest nine (9) days prior to the Vessel's intended date of readiness for delivery as notified by the Sellers pursuant to the Clause 5(b) of this Agreement.  The Sellers shall at their cost and expense make the Vessel available for such inspection.  This inspection shall be carried out without undue delay and in the presence of a Classification Society surveyor arranged for by the Sellers and paid for by the Buyers.  The Buyers' representative(s) shall have the right to be present at the diver's inspection as observer only without interfering with the work or decisions of the Classification Society surveyor.  The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society.  If the conditions at the place of delivery are unsuitable for such inspection, the Sellers shall at their cost and expense make the Vessel available at a suitable alternative place near to the delivery port, in which event the Cancelling Date shall be extended by the additional time required for such positioning and the subsequent re-positioning.  The Sellers may not tender Notice of Readiness prior to completion of the underwater inspection.

(ii)
If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, then (1) unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be dry docked at their expense for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules (2) such defects shall be made good by the Sellers at their cost and expense to the satisfaction of the Classification Society without condition/recommendation** and (3) the

Sellers shall pay for the underwater inspection and the Classification Society's attendance.

Notwithstanding anything to the contrary in this Agreement, if the Classification Society do not require the aforementioned defects to be rectified before the next class dry docking survey, the Sellers shall be entitled to deliver the Vessel with these defects against a deduction from the Purchase Price of the estimated direct cost (of labour and materials) of carrying out the repairs to the satisfaction of the Classification Society, where after the Buyers shall have no further rights whatsoever in respect of the defects and/or repairs.  The estimated direct cost of the repairs shall be the average of quotes for the repair work obtained from two reputable independent shipyards at or in the vicinity of the port of delivery, one to be obtained by each of the Parties within two (2) Banking Days from the imposition of the condition/recommendation, unless the Parties agree otherwise.  Should either of the Parties fail to obtain such a quote within the stipulated time then the quote duly obtained by the other Party shall be the sole basis for the estimate of the direct repair costs.  The Sellers may not tender Notice of Readiness prior to such estimate having been established.

(iii)
If the Vessel is to be dry docked pursuant to Clause 6(a)(ii) and no suitable dry docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5(a).  Once dry docking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5(a) which shall, for the purpose of this clause, become the new port of delivery.  In such event the Cancelling Date shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of fourteen (14) days.

(b) *The Sellers shall place the Vessel in dry dock at the port of delivery for inspection by the Classification Society of the Vessels' underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules.  If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good at the Sellers' cost and expense to the satisfaction of the Classification Society without condition/recommendation*.  In such event the Sellers are also to pay for the costs and expenses in connection with putting the Vessel in and taking her out of dry dock, including the dry dock dues and the Classification Society's fees.  The Sellers shall also pay for these costs and expenses if parts of the tail shift system are condemned or found defective or broken so as to affect the Vessel's class.  In all other cases, the Buyers shall pay the aforesaid costs and expenses, dues and fees

c) If the Vessel is drydocked pursuant to Clause 6(a)(ii) or 6 (b) above

(i)
the Classification Society may require survey of the tail shaft system, the extent of the survey being to the satisfaction of the Classification surveyor.  If such survey is not required by the Classification Society, the Buyers shall have the right to require the tail shaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society rules for tail shaft survey and consistent with the current stage of the Vessel's survey cycle.  The Buyers shall declare whether they require the tail shaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society.  The drawing and refitting of the tail shaft shall be arranged by the Sellers.  Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel's class, those parts shall be renewed or made good at the Sellers' expense to the satisfaction of the Classification Society without condition/recommendation**.

(ii)
the costs and expenses relating to the survey of the tail shaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out or if parts of the system are condemned or found defective or broken so as to affect the Vessel's class, in which case the Sellers shall pay these costs and expenses.

(iii)
the Buyers' representative(s) shall have the right to be present in the dry dock, as observers only without interfering but without interfering with the work or decisions of the Classification Surveyor.

(v)
the Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk, cost and expense without interfering with the Sellers' or the Classification Society surveyor's work, if any, and without affecting the Vessel's timely delivery.  If, however, the Buyers' work in dry dock is still in progress when the Sellers have completed the work which the Sellers  are required to do, the additional docking time needed to complete the Buyers' work shall be for the Buyers' risk, cost and expense. In the event that the Buyers' work requires such additional time, the Sellers may upon completion of the Sellers' work tender Notice of Readiness for delivery whilst the Vessel is still in dry dock and, notwithstanding Clause 5(a), the Buyers shall be obliged to take delivery in accordance with Clause 3 (Payment), whether the Vessel is in drydock or not.

*6 a) and 6 b) are alternatives; delete whichever is not applicable.  In the absence of deletions, alternative 6 a) to apply.

**Notes or memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account

7.          Spares/bunkers and other items
The Sellers shall deliver the Vessel to the Buyers without any removal and with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of delivery, used or unused, whether or board or not shall become the Buyers' property, but spares on order are excluded..  The Sellers are not required to replace spare parts including spare tail end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

Items on board which are on hire or owned by third parties, listed as follows, are excluded from the sale without compensation: (include list)

Items on board at the time of inspection which are on hire or owned by third parties, not listed above, shall be replaced by the Sellers prior to delivery at their cost and expense.

The Buyers shall take over remaining bunkers and unused lubricating and hydraulic oils and greases in storage tanks and unopened drums and pay the oils and greases at

(a) *the actual net price (excluding barging expenses) as evidenced by invoices or vouchers;

(b) *the current net market price (excluding barging expenses) at the port and date of delivery of the Vessel or, if unavailable, at the nearest bunkering port, evidenced either by direct quote or Platts Oilgram dated within two (2) business days of NOR, for the quantities taken over as measured by the Chief Engineer of the Sellers in the presence of Buyers' representative.

Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

"inspection" in this Clause 7, shall mean the Buyers' inspection according to Clause 4(a) or 4(b) (inspection), if applicable.  If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

*(a) and (b) are alternatives, delete whichever is not applicable.  In the absence of deletions alternative (a) shall apply.

8.          Documentation

The place of closing:    Greece

(a) In exchange for payment of the Purchase Price the Sellers shall provide the Buyers with the following listed delivery documents.

(i)	Three (3) originals of Legal Bill of Sale (Maltese Form) duly executed, notarially attested and legalized by Apostille.

(ii)
Original Resolutions of the sole Director of the Sellers approving the sale of the Vessel to the Buyers and authorising the issuance of a Power of Attorney (Item 8. (iii)) and the execution of the relevant delivery documents, said document to be notarially attested and legalized by Apostille.

(iii)
Original Power of Attorney issued pursuant to the document referred to under Item 8.(ii) appointing attorneys-in-fact to execute Sellers' delivery documents, attend the documentary closing and effect legal and physical delivery of the Vessel, said document to be notarially attested and legalized by Apostille.

(iv)	Copy of Certificate issued by the Vessel's Classification Society stating that the Vessel Class is maintained at the present.

(v)
Undertaking that Sellers will provide Buyers as soon as practicable and in any case not later than thirty (30) days from the delivery for the Vessel with an original Deletion Certificate evidencing deletion of the Vessel from NIS Registry.

(vi)	Two (2) Original Commercial Invoices for the Vessel duly signed by the Sellers, stating the main particulars of the Vessel and the Purchase Price of the Vessel.

(vii)	Original or copy of written statement of remaining bunkers and unused lubricating oils as on board on delivery.

(viii)	Original certificate of good standing of the Sellers issued by the competent authorities of the place of incorporation dated five working days prior delivery to the Buyers and legalized by Apostille.

(ix)	Certified True copies of the Sellers' Memorandum and Articles of Association, along with any amendments thereof.

(x)	Original or copy of written statement of remaining bunkers and unused lubricating oils as on board on delivery.

(xi)
Any additional documents as may reasonably be required by the competent authorities of the Buyers' Nominated Flag State for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement.

(xii)	Original of Non-Blacklisting written statement from the Sllers that to the best of Sellers' knowledge the Vessel at the time of delivery is not blacklisted by the Arab League in Damascus.

(b) At the time of delivery the Buyers shall provide the Sellers with the below listed documents

(i)	Original Resolutions of the Sole Director of the Buyer, approving the purchase of the Vessel and authorization to execute and perform this Agreement, notarially attested and legalized by Apostille.

(ii)	Power of Attorney of the Buyers appointing one or more representatives to act on behalf of the Buyers in the performance of this Agreement, duly notarially attested and legalised by Apostilled.

(c) If any of the documents listed in Sub-clauses (a) and (b) above are not in the English language they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language.

(d) The parties shall to the extent possible exchange copies, drafts or samples of the documents listed in Sub-clause (a) and Sub-clause (b) above for review and comment by the other party not later than (state number of days), or if left blank, nine (9) days prior to the Vessel's intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement.

(e) Concurrent with the exchange of documents in Sub-clauses (a) and (b) above, the Sellers shall also hand to the Buyers the classification certificate(s) as well as all plans, drawings and manuals, (excluding ISM/ISPS manuals), which are on board the Vessel.  Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies.

(f) Other technical documentation which may be in the Sellers' possession shall promptly after delivery be forwarded to the Buyers at their expense, if they so request.  The Sellers may keep the Vessel's log books but the Buyers to have the right to take copies of same.

(d) Upon receipt of the full Purchase Price by Sellers, the Attorneys-in-fact of Parties shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

9.             Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever, and is not subject to Port State or other administrative detentions. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.          Taxes, fees and expenses

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers' Nominated Flag State shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

11.          Condition on delivery

The Vessel with everything belonging to her shall be in good working condition at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as is where is.  Vessel will be delivered with her Class maintained without condition/recommendation and with her classification, national and international certificates, as well as all other certificates the Vessel has the time of delivery, valid and unextended without condition/recommendation by Class or the relevant authorities as on board.

12.          Name/markings

After delivery to the Buyers, the name of the Vessel will be changed but her funnel markings will not be changed.

13.          Buyers' default

Should the Deposit not be lodged in accordance with Clause 2 (Deposit), the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their proven losses and for all reasonable expenses incurred together with interest. (agreed)

Should the Purchase Price not be paid in accordance with Clause 3 (Payment), the Sellers have the right to cancel this Agreement, in which case the Deposit together with interest earned, if any, shall be released to the Sellers.  If the Deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their proven losses and for all reasonable expenses incurred together with interest.

14.          Sellers' default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(b) or fail to be ready to validly complete a legal transfer by the Cancelling Date the Buyers shall have the option of cancelling this Agreement. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again by the Cancelling Date and new Notice of Readiness given, the Buyers shall retain their option to cancel.

Should the Sellers fail to give Notice of Readiness by the Cancelling Date or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their proven loss and for all reasonable expenses together with interest whether or not the Buyers cancel this Agreement.

15.          Buyers' representatives

After this-Agreement has been signed by the Parties and the Deposit has been lodged, the Buyers have the right to place two (2) representatives on board the Vessel at their sole risk and expense.

These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers and the Buyers' representatives shall sign the Sellers' P&I Club's standard letter of indemnity prior to their embarkation.

16.          Law and Arbitration

a)* This Agreement shall be governed by and construed accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.

The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.

The reference shall be to three arbitrators.  A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified.  If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly.  The award of a sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.

In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

b)* This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the substantive law (not including the choice of law rules) of the State of New York and any dispute arising out of or in connection with this Agreement shall be referred to three (3) persons at New York, one to be appointed by each of other the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for the purposes of enforcing any award, judgment may be entered on an award by any court of competent jurisdiction.  The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.

In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc.

c)* This Agreement shall be governed by and construed in accordance with the laws of (state place) and any dispute arising out of or in connection with this Agreement shall be referred to arbitration at (state place), subject to the procedures applicable there.

*16(a), 16(b) and 16(c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16(a) shall apply.

17.          Notices

All notices to be provided under this Agreement shall be in writing.

Contact details for recipients of notices are as follows:

For the Buyers:	c/o TMS Offshore Services Ltd. Athens licensed shipping office 11, Fragkoklissias str. GR 151 25 Marousi, Athens, Greece Email: management@tms-offshore.com

For the Sellers:	Dr. Adriano Cefai Chairman 5/1, Merchants Street, Valletta VLT1171, MALTA Email: info@cefaiadvocates.com

18.          Entire Agreement
The written terms of this Agreement comprise the entire agreement between the Buyers and the Sellers in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto.

Each of the Parties acknowledges that in entering into this Agreement, it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance or warranty (whether or not made negligently) other than as is expressly set out in this Agreement.

Any terms implied into this Agreement by any applicable statute or law are hereby excluded to the extent that such exclusion can legally be made.  Nothing in this Clause shall limit or exclude any liability for fraud.

For and on behalf of the Sellers	For and on behalf of the Buyers

/s/ Dr. Adriano Cefai	/s/ Mr. Prokopios (Akis) Tsirigakis
Name: Dr. Adriano Cefai	Name: Mr. Prokopios (Akis) Tsirigakis
Title: Chairman of Vega Inruda AS	Title: Attorney-in-fact of NEWMONT CHARTERING LIMITED